  UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Snowflake Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

833445109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 833445109

1.	Names of Reporting Persons. Sutter Hill Ventures, a California Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,309,222*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 27,309,222*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,309,222

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 9.6% of Common Stock (35.0% of Class A Common Stock)

12.	Type of Reporting Person (See Instructions) PN

*	See Appendix A.

CUSIP No. 833445109

1.	Names of Reporting Persons. Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,777,476*

	6.	Shared Voting Power 27,309,222**

	7.	Sole Dispositive Power 4,777,476*

	8.	Shared Dispositive Power 27,309,222**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,086,698*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 11.3% of Common Stock (38.8% of Class A Common Stock)

12.	Type of Reporting Person (See Instructions) IN

*	See Appendix A.
**	Comprised of shares owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 833445109

1.	Names of Reporting Persons. James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,569,141*

	6.	Shared Voting Power 27,309,222**

	7.	Sole Dispositive Power 2,569,141*

	8.	Shared Dispositive Power 27,309,222**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,878,363*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 10.6% of Common Stock (37.1% of Class A Common Stock)

12.	Type of Reporting Person (See Instructions) IN

*	See Appendix A.
**	Comprised of shares owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 833445109

1.	Names of Reporting Persons. Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,090,181*

	6.	Shared Voting Power 27,309,222**

	7.	Sole Dispositive Power 5,090,181*

	8.	Shared Dispositive Power 27,309,222**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,399,403*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 11.4% of Common Stock (39.0% of Class A Common Stock)

12.	Type of Reporting Person (See Instructions) IN

*	See Appendix A.
**	Comprised of shares owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 833445109

1.	Names of Reporting Persons. Stefan A. Dyckerhoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,045,436*

	6.	Shared Voting Power 27,309,222**

	7.	Sole Dispositive Power 1,045,436*

	8.	Shared Dispositive Power 27,309,222**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,354,658*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 10.0% of Common Stock (35.9% of Class A Common Stock)

12.	Type of Reporting Person (See Instructions) IN

*	See Appendix A.
**	Comprised of shares owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 833445109

1.	Names of Reporting Persons. Samuel J. Pullara III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,127,752*

	6.	Shared Voting Power 27,309,222**

	7.	Sole Dispositive Power 1,127,752*

	8.	Shared Dispositive Power 27,309,222**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,436,974*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 10.0% of Common Stock (35.9% of Class A Common Stock)

12.	Type of Reporting Person (See Instructions) IN

* See Appendix A.

** Comprised of shares owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

Item 1.
	(a)	Name of Issuer Snowflake Inc.
	(b)	Address of Issuer’s Principal Executive Offices 450 Concar Drive San Mateo, California 94402

Item 2.
	(a)	Name of Person Filing See Appendix A; Appendix A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Appendix A
	(c)	Citizenship See Appendix A
	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number 833445109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Appendix A, which is hereby incorporated by reference and related pages 2 to 7
	(b)	Percent of class: See Appendix A, which is hereby incorporated by reference and related pages 2 to 7
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote ***
		(ii)	Shared power to vote or to direct the vote ***
		(iii)	Sole power to dispose or to direct the disposition of ***
		(iv)	Shared power to dispose or to direct the disposition of ***

*** See Appendix A, which is hereby incorporated by reference and related pages 2 to 7. Messrs. Coxe, White, Speiser, Dyckerhoff and Pullara are managing directors and members of the management committee of the general partner of Sutter Hill Ventures, a California Limited Partnership, and as such, they share voting and dispositive power over the shares held by Sutter Hill Ventures, a California Limited Partnership.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .
N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Appendix A

Item 9.	Notice of Dissolution of Group
N/A
Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021	SUTTER HILL VENTURES, A CALIFORNIA LIMITED PARTNERSHIP
Date

	By:	/s/ Kanwalpreet S. Kalra
Kanwalpreet S. Kalra, Attorney-in-Fact for Michael L. Speiser, Managing Director of the General Partner

	By:	/s/ Kanwalpreet S. Kalra
Kanwalpreet S. Kalra, Attorney-in-Fact for Tench Coxe

	By:	/s/ Kanwalpreet S. Kalra
Kanwalpreet S. Kalra, Attorney-in-Fact for James N. White

By:	/s/ Kanwalpreet S. Kalra
Kanwalpreet S. Kalra, Attorney-in-Fact for Michael L. Speiser

By:	/s/ Kanwalpreet S. Kalra
Kanwalpreet S. Kalra, Attorney-in-Fact for Stefan A. Dyckerhoff

By:	/s/ Kanwalpreet S. Kalra
Kanwalpreet S. Kalra, Attorney-in-Fact for Samuel J. Pullara III

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

APPENDIX A TO SCHEDULE 13G – SNOWFLAKE INC.

	Aggregate Number of Shares Beneficially Owned (Note 1)
Name of Reporting Person	Individual		Aggregate (Note 6)	% Class B (Note 2)	% Total Common (Note 3)	Voting % (Note 4)	Class A Beneficial Ownership % (Note 5)
Sutter Hill Ventures, a California Limited Partnership	27,309,222			11.8%	9.6%	11.5%	35.0%
Tench Coxe	4,777,476	Note 7	32,086,698	13.8%	11.3%	13.5%	38.8%
James N. White	2,569,141	Note 8	29,878,363	12.9%	10.6%	12.6%	37.1%
Michael L. Speiser	5,090,181	Note 9	32,399,403	13.9%	11.4%	13.6%	39.0%
Stefan A. Dyckerhoff	1,045,436	Note 10	28,354,658	12.2%	10.0%	11.9%	35.9%
Samuel J. Pullara III	1,127,752	Note 11	28,436,974	12.2%	10.0%	12.0%	35.9%

The address for all of the above is: 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304.

The entities are organized in California. The individuals are all U.S. citizens.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1: Consists of shares of Class B Common Stock, which may be converted into Class A Common Stock at a 1:1 ratio at the option of the Reporting Person.

Note 2: Based on 232,400,000 shares of the Issuer’s Class B Common Stock outstanding as of November 25, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2020, filed with the SEC on December 3, 2020.

Note 3: Based on 283,100,000 shares of the Issuer’s combined Class A Common Stock and Class B Common Stock outstanding as of November 25, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2020, filed with the SEC on December 3, 2020.

Note 4: Each share of Class B Common Stock is entitled to ten votes per share. Each share of Class A Common Stock is entitled to one vote per share.

Note 5: Based on 50,700,000 shares of the Issuer’s Class A Common Stock outstanding as of November 25, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2020, filed with the SEC on December 3, 2020, plus the number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

Note 6:  Includes individual shares plus all shares held by Sutter Hill Ventures, a California Limited Partnership (“SHV”). The individuals are managing directors and members of the management committee of the general partner of SHV.

Note 7:  Includes 654,309 shares held by The Coxe Revocable Trust of which the reporting person is a trustee, 611,474 shares held in Rooster Partners, L.P. of which the reporting person is a trustee of a trust which is the general partner, 12,098 shares held in Rooster Partners, L.P. – Fund No.2 of which the reporting person is a trustee of a trust which is the general partner, 530,300 shares held by an irrevocable trust for the benefit of the reporting person’s children, 99,533 shares held by an irrevocable trust for the benefit of the reporting person’s relatives and 2,869,762 shares held in a Roth IRA account for the benefit of the reporting person.

Note 8: Includes 1,143,066 shares held in The White Revocable Trust of which the reporting person is a trustee, 400,000 shares held by the reporting person’s children, 100,000 shares held by an irrevocable trust for the benefit of the reporting person’s children, 14,300 shares held in Sierra Trust of which the reporting person is the trustee, 825,353 shares held in RoseTime Partners L.P. of which the reporting person is a trustee of a trust which is the general partner, 42,822 shares held by a retirement trust for the benefit of the reporting person and 43,600 shares held in a Roth IRA account for the benefit of the reporting person.

Note 9: Includes 4,117,529 shares held in the Speiser Trust of which the reporting person is a trustee, 933,952 shares held in Chatter Peak Partners, L.P. of which the reporting person is a trustee of a trust which is the general partner and 38,700 shares held in a Roth IRA account for the benefit of the reporting person. Of these shares, 2,058,765 shares are subject to transfer by the Speiser Trust and 19,350 shares by the Roth IRA respectively, pursuant to the terms of a domestic relations order.

Note 10: Includes 1,018,450 shares held in the Dyckerhoff 2001 Revocable Trust and 26,986 shares held in a Roth IRA account for the benefit of the reporting person.

Note 11: Includes 926,650 shares held in The Pullara Revocable Trust of which the reporting person is a trustee, 201,102 shares held in trusts for the benefit of the reporting person’s children.